UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Walgreens Boots Alliance, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Mark D. Pflug, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Sprint (2006) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,563,711

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 3,563,711

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,253,050

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR 2006 Fund (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,563,711

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 3,563,711

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,253,050

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Associates 2006 (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,563,711

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 3,563,711

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,253,050

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR 2006 Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,563,711

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 3,563,711

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,253,050

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Sprint (European II) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,031,058

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 2,031,058

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,720,397

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR European Fund II, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,031,058

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 2,031,058

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,720,397

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Associates Europe II, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,031,058

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 2,031,058

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,720,397

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Europe II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,031,058

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 2,031,058

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,720,397

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Sprint (KPE) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 784,314

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 784,314

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR PEI Investments, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 784,314

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 784,314

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR PEI Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 784,314

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 784,314

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR PEI GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 784,314

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 784,314

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,653

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR European Co-Invest Fund I L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,444

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,444

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR MIF Carry Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,444

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,444

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR MIF Carry Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,444

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,444

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Index Fund Investments L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,444

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,444

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,444

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Reference Fund Investments L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,634

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,634

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,634

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR IFI GP L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,078

	8	Shared Voting Power 0

	9	Sole Dispositive Power 20,078

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,078

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR IFI Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,078

	8	Shared Voting Power 0

	9	Sole Dispositive Power 20,078

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,078

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,399,161

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 6,399,161

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 931427108		13D

1	Name of Reporting Person KKR Associates Reserve LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 189

	8	Shared Voting Power 0

	9	Sole Dispositive Power 189

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 189

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 931427108		13D

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 146,088,689

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 146,088,689

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,689

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 931427108		13D

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 146,088,689

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 146,088,689

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,088,689

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.                                 Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 108 Wilmot Road, Deerfield, Illinois 60015.

Item 2.                                 Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)                                     KKR Sprint (2006) Limited, a Cayman Islands exempted limited company (“KKR Sprint 2006”);

(ii)                                  KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Fund Overseas LP”);

(iii)                               KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006 Overseas LP”);

(iv)                              KKR 2006 Limited, a Cayman Islands exempted limited company;

(v)                                 KKR Sprint (European II) Limited, a Cayman Islands exempted limited company (“KKR Sprint European II”);

(vi)                              KKR European Fund II, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR European Fund II”);

(vii)                           KKR Associates Europe II, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates Europe II”);

(viii)                        KKR Europe II Limited, a Cayman Islands exempted limited company;

(ix)                              KKR Sprint (KPE) Limited, a Cayman Islands exempted limited company (“KKR Sprint KPE”);

(x)                                 KKR PEI Investments, L.P., a Guernsey limited partnership (“KKR PEI Investments”);

(xi)                              KKR PEI Associates, L.P., a Guernsey limited partnership (“KKR PEI Associates”);

(xii)                           KKR PEI GP Limited, a Cayman Islands exempted limited company (“KKR PEI GP”);

(xiii)                        KKR European Co-Invest Fund I L.P., a Cayman Islands limited partnership (“KKR European Co-Invest I”);

(xiv)                       KKR MIF Carry Holdings L.P., a Cayman Islands limited partnership (“KKR MIF Carry Holdings”);

(xv)                          KKR MIF Carry Limited, a Cayman Islands company,

(xvi)                       KKR Index Fund Investments L.P., a Cayman Islands limited partnership (“KKR Index Fund”);

(xvii)                    KKR Reference Fund Investments, L.P., a Cayman Limited partnership (“KKR Reference Fund”);

(xviii)                 KKR IFI GP L.P., a Cayman Islands limited partnership (“KKR IFI GP”);

(xix)                       KKR IFI Limited, a Cayman Islands company;

(xx)                          KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(xxi)                       KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company (“KKR Fund Holdings GP”);

(xxii)                    KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xxiii)                 KKR Group Limited, a Cayman Islands exempted limited company (“KKR Group”);

(xxiv)                KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xxv)                   KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xxvi)                KKR Associates Reserve LLC (“KKR Reserve”);

(xxvii)             Henry R. Kravis, a United States citizen; and

(xxviii)          George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xxviii) are collectively referred to herein as the “Reporting Persons”).

KKR 2006 Fund Overseas LP is the sole shareholder of KKR Sprint 2006. KKR Associates 2006 Overseas LP is the general partner of KKR 2006 Fund Overseas LP. KKR 2006 Limited is the general partner of KKR Associates 2006 Overseas LP. KKR European Fund II is the controlling shareholder of KKR Sprint European II. KKR Associates Europe II is the general partner of KKR European Fund II. KKR Europe II Limited is the general partner of KKR Associates Europe II. KKR PEI Investments is the sole shareholder of KKR Sprint KPE. KKR PEI Associates is the general partner of KKR PEI Investments. KKR PEI GP is the general partner of KKR PEI Associates. KKR MIF Carry Holdings is the general partner of KKR European Co-Invest I.  KKR MIF Carry Limited is the general partner of KKR MIF Carry Holdings.  KKR Index Fund is the sole shareholder of KKR MIF Carry Limited.  KKR IFI GP is the general partner of KKR Index Fund. KKR IFI GP is the general partner of KKR Reference Fund.  KKR IFI Limited is the general partner of KKR IFI GP.  KKR Fund Holdings is the sole shareholder of KKR 2006 Limited, KKR Europe II Limited, KKR PEI GP and KKR IFI Limited. KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are officers and the designated members of KKR Management and are the managers of KKR Reserve.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

(b)                                 The address of the principal business office of each of the Reporting Persons other than Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  KKR Sprint (2006), KKR Sprint European II, KKR Sprint KPE, KKR European Co-Invest I and KKR Reference Fund are investment vehicles.  Sprint Co-Invest GP, KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Associates Europe II, KKR Europe II, KKR PEI Associates, KKR PEI GP, KKR MIF Carry Holdings, KKR MIF Carry Limited, KKR IFI GP and KKR IFI Limited are each principally engaged in the business of being a general partner, as described above.  Each of KKR 2006 Overseas LP, KKR European Fund II, KKR PEI Investments and KKR Index Fund, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and KKR Reserve is principally engaged as a holding company for the subsidiaries engaged in the investment management business.  The present principal occupation or employment of each Messrs. Kravis and Roberts is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Considerations.

KKR Sprint 2006, KKR Sprint European II and KKR Sprint KPE may be deemed to jointly control AB Acquisitions Holdings Limited, a private limited liability company incorporated in Gibraltar (“Gibco”) with Alliance Santé Participations S.A. (“ASP”), an affiliate of Stefano Pessina (“Pessina”).  On June 18, 2012, Walgreen Co. (“Walgreens”), Alliance Boots GmbH (“Alliance Boots”), a private limited liability company incorporated under the laws of Switzerland, and Gibco entered into a Purchase and Option Agreement (the “Purchase and Option Agreement”), pursuant to which Walgreens acquired 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock (such acquisition, the “First Step Transaction”).  The Purchase and Option Agreement also provided, among other things and subject to the satisfaction or waiver of specified conditions, that Walgreens would have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots (the “Call Option”) in exchange for £3.133 billion in cash, payable in British pounds sterling, and 139,689,339 shares of Walgreens common stock (the “Second Step Shares”), subject to certain specified adjustments (the “Second Step Transaction”).

The First Step Transaction closed on August 2, 2012.  Upon the closing of the First Step Transaction, Gibco immediately returned the proceeds of the First Step Transaction to its investors, and the Reporting Persons received the following Walgreens shares: (i) 3,563,711 shares of Walgreens common stock received by KKR Sprint 2006, (ii) 2,031058 shares of Walgreens common stock received by KKR Sprint European II, (iii) 784,314 shares of Walgreens common stock received by KKR Sprint KPE, (iv) 4,444 shares of Walgreens common stock received by KKR European Co-Invest I, (v) 15,634 shares of Walgreens common stock received by KKR Reference Fund and (vi) 189 shares of Walgreens common stock received by KKR Reserve.

The Call Option was exercisable by Walgreens, in its sole discretion, at any time during the period beginning on February 2, 2015 and ending on August 2, 2015.  On August 5, 2014, Walgreens entered into an amendment (the “Amendment Agreement”) to the Purchase and Option Agreement and the Shareholders Agreement (as defined below) with Gibco, Alliance Boots, Walgreen Scotland Investments LP, a limited partnership established in Scotland and an indirect wholly-owned subsidiary of Walgreens (“Option Sub”), KKR, KKR Sprint 2006, KKR Sprint European II, KKR Sprint KPE, ASP and Pessina, pursuant to which the period to exercise the Call Option was accelerated to begin on August 5, 2014.  On August 5, 2014, Walgreens (through Option Sub, whose rights under the Purchase and Option Agreement were subsequently indirectly assigned to Ontario Holdings WBA Limited) exercised the Call Option.  The Second Step Transaction closed on December 31, 2014.  Also, on December 31, 2014, in connection with the Second Step Transaction, the Issuer issued 139,689.339 shares of Common Stock to Gibco.  On December 31, 2014, immediately prior to the Second Step Transaction closing, the Purchase and Option Agreement and Shareholders Agreement were amended by Amendment No. 2 to such agreements (“Amendment Agreement No. 2”).

On December 31, 2014, prior to the closing of the Second Step Transaction, pursuant to a reorganization, Walgreens became a wholly-owned subsidiary of the Issuer (the “Reorganization”).  Pursuant to the Reorganization, each share of Walgreens common stock was exchanged for shares of Common Stock of the Issuer on a one-for-one basis.  Consequently, shares of Walgreens common stock issued to the Reporting Persons upon the closing of the First Step Transaction are reported herein as shares of Common Stock.

Item 4.                                 Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Purchase and Option Agreement, the Walgreens Shareholders Agreement (as defined below), and other related transaction documents (collectively, the “Transaction Documents”), which have some restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Transaction Documents, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Transaction Documents, as stockholders, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Notwithstanding the above, after certain restrictions expire under the Transaction Documents, Gibco intends to distribute the Second Step Shares held by it to its shareholders based on each Gibco shareholder’s interest in Gibco.  Such transfers would not occur until at least nine months after the closing of the Second Step Transaction.

Dominic Murphy, an executive of KKR and certain of its affiliates, is currently a member of the board of directors of the Issuer (the “Board”).

The information set forth in Items 3 and 6 of this Statement, including the description of the Transaction Documents, is incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, subject to the terms of the Transaction Documents, the foregoing is subject to change at any time.

Item 5.                                 Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 146,088,689 shares of Common Stock, which represent, in the aggregate, approximately, [13.4]% of the outstanding shares of Common Stock.  The 146,088,689 shares of Common Stock consist of (i) 3,563,711 shares of Common Stock held directly by KKR Sprint 2006, (ii) 2,031,058 shares of Common Stock held directly by KKR Sprint European II, (iii) 784,314 shares of Common Stock held directly by KKR Sprint KPE, (iv) 4,444 shares of Common Stock held directly by KKR European Co-Invest I, (v) 15,634 shares of Common Stock held directly by KKR Reference Fund, (vi) 189 shares of Common Stock held directly by KKR Reserve, and (vii) 139,689,339 shares of Common Stock held directly by Gibco.  The percentage of beneficial ownership in this Schedule 13D is based on the aggregate of (x) 945,642,298 shares of Common Stock outstanding as of November 30, 2014, as reported by Walgreens on its Form 10-Q filed by it with the Securities and Exchange Commission on December 30, 2014, and (y) the 144,333,468 shares of Common Stock issued upon the closing of the Second Step Transaction.

KKR Sprint 2006, KKR Sprint European II and KKR Sprint KPE collectively hold of record 50% of the voting power Gibco, and therefore may be deemed to have joint control of Gibco with affiliates of Stefano Pessina, who hold of record the other 50% of the voting power of Gibco.  As a result, such KKR entities and certain of their affiliates may be deemed to have shared beneficial ownership of the securities held directly by Gibco.  Each of these KKR entities disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.  As of the date hereof, the KKR Investors (as defined below) have a pecuniary interest in 43,500,611 of the 139,689,339 shares held by Gibco (representing their collective interest in approximately 31.1% of the share capital of Gibco), as follows: (i) KKR Sprint 2006 has a pecuniary interest in 24,225,615 of such shares, (ii) KKR Sprint European II has a pecuniary interest in 13,806,852 of such shares, (iii) KKR Sprint KPE has a pecuniary interest in 5,331,654 of such shares, (iv) KKR European Co-Invest I has a pecuniary interest in 30,213 of such shares, and (v) KKR Reference Fund has a pecuniary interest in 106,278 of such shares.

Each of KKR 2006 Fund Overseas LP (as the sole shareholder of KKR Sprint 2006), KKR Associates 2006 Overseas LP (as the general partner of KKR 2006 Fund Overseas LP) and KKR 2006 Limited (as the general partner of KKR Associates 2006 Overseas LP) may be deemed to be the beneficial owner of the securities held directly by KKR Sprint 2006 and Gibco, and each disclaims beneficial ownership of such securities.

Each of KKR European Fund II (as the controlling shareholder of KKR Sprint European II), KKR Associates Europe II (as the general partner of KKR European Fund II), and KKR Europe II Limited (as the general partner of KKR Associates Europe II) may be deemed to be the beneficial owner of the securities held directly by KKR Sprint European II and Gibco, and each disclaims beneficial ownership of such securities.

Each of KKR PEI Investments (as the sole shareholder of KKR Sprint KPE), KKR PEI Associates (as the general partner of KKR PEI Investments) and KKR PEI GP may be deemed to be the beneficial owner of the securities held directly by KKR Sprint KPE and Gibco, and each disclaims beneficial ownership of such securities.

Each of KKR MIF Carry Holdings (as the general partner of KKR European Co-Invest I), KKR MIF Carry Limited (as general partner of KKR MIF Carry Holdings), KKR Index Fund (as sole shareholder of KKR MIF Carry Limited), KKR IFI GP (as general partner of KKR Index Fund), and KKR IFI Limited (as general partner of KKR IFI GP), may be deemed to be the beneficial owner of the securities held directly by KKR European Co-Invest I, and each disclaims beneficial ownership of such securities.

Each of KKR IFI GP (as general partner of KKR Reference Fund) and KKR IFI Limited (as general partner of KKR IFI GP) may be deemed to be the beneficial owner of the securities held directly by KKR Reference Fund, and each disclaims beneficial ownership of such securities.

Each of KKR Fund Holdings (as the sole shareholder of each of KKR 2006 Limited, KKR Europe II Limited, KKR PEI GP and KKR IFI Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities held directly by KKR Sprint 2006, KKR Sprint European II, KKR Sprint KPE, KKR European Co-Invest I, KKR Reference Fund and Gibco, and each disclaims beneficial ownership of such securities.

Each of Messrs. Henry R. Kravis and George R. Roberts (as the managers of KKR Reserve), may be deemed to be the beneficial owner of the securities held directly by KKR Reserve, and each disclaims beneficial ownership of such securities.

Gibco is jointly controlled by certain affiliates of KKR and affiliates of Stefano Pessina.  Therefore, the Reporting Persons may be deemed to be part of a group with Gibco and the Pessina Reporting Persons (as defined below).  Collectively, the Reporting Persons and the Pessina Reporting Persons beneficially own an aggregate of 220,385,559 shares of Common Stock, which represents, in the aggregate, approximately, 20.2% of the outstanding shares of Common Stock.  Gibco and the Pessina Reporting Persons have separately filed Schedule 13Ds with the Securities and Exchange Commission.  The Pessina Reporting Persons directly hold 74,296,870 shares of Common Stock.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group with Gibco or the Pessina Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the Issuer securities held directly by the Pessina Reporting Persons.

The “Pessina Reporting Persons” shall mean (I) Alliance Santé Participations S.A., a Luxembourg société anonyme (corporation); (II) NEWCIP S.A., a Luxembourg société anonyme (corporation); and (III) Stefano Pessina, a Monaco citizen.

None of the other persons named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of Common Stock or any shares of Walgreens common stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Gibco, the other shareholders of Gibco.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the First Step Transaction, (i) Walgreens, (ii) KKR Sprint 2006, KKR Sprint European II, KKR Sprint KPE, KKR European Co-Invest I and KKR Reference Fund (collectively, the “KKR Investors”) and KKR, (iii) Pessina and ASP (collectively, the “Pessina Investors”) and (iv) certain other direct or indirect shareholders of Alliance Boots receiving Walgreens common stock in the First Step Transaction (together with the KKR Investors and the Pessina Investors, the “Investors”) entered into the Shareholders Agreement, dated as of August 2, 2012, as amended, regarding, among other things, certain rights and obligations of the Investors as shareholders of Walgreens (the “Shareholders Agreement”).

Pursuant to a notification letter dated December 31, 2014 from Walgreens to the Pessina Investors, the KKR Investors and KKR, AB Acquisitions Holdings Limited and Alliance Boots (the “Successor Notice”), Walgreens notified the addressees of the Successor Notice that, in connection with the Reorganization, the Issuer would succeed to the rights and obligations of Walgreens under the Shareholders Agreement, the Purchase and Option Agreement and the other transaction documents executed in connection with the Purchase and Option Agreement and that each such agreement and document would be binding upon and inure to the benefit of the Issuer as successor to Walgreens.  Consequently, the Issuer is reported herein as the relevant party to the Shareholders Agreement instead of Walgreens.

Pursuant to the Purchase and Option Agreement, Gibco may not transfer any of the Second Step Shares held by it to its investors until the date that is nine months after the completion of the Second Step Transaction.  After the expiration of such nine-month hold-back period, Gibco shall distribute 10% of such shares to its investors and after the date that is twelve months after the completion of the Second Step Transaction Gibco shall distribute the remaining 90% of such shares to its investors.

Shareholders Agreement:

In general, the Shareholders Agreement provides, among other things, that subject to certain conditions, the KKR Investors will be entitled to designate one nominee (the “KKR Investor Designee”) to the Board for inclusion in the Issuer’s slate of directors.  The KKR Investors’ right to designate a nominee shall terminate if: (i) as of the end of any business day following the closing of the Second Step Transaction (x) the KKR Investors beneficially own less than the lesser of: (A) 4% of the voting power or economic interest of the outstanding Common Stock, or (B) 65% of the shares beneficially owned by the KKR Investors as of immediately following the Second Step Transaction closing; or (y) KKR acquires through its private equity business a 5% or greater interest in certain competitors of the Issuer, provided that, in certain instances, the Issuer must discuss in good faith with KKR whether it is appropriate for such representative to come off the Board in light of such investment.  Dominic Murphy, an executive of KKR and certain of its affiliates, was elected to the board of directors of Walgreens as the KKR Investor Designee upon the closing of the First Step Transaction on August 2, 2012.  By virtue of the Reorganization and the Successor Notice, Mr. Murphy will continue as a member of the Board.

Under the Shareholders Agreement, the KKR Investors have agreed, for so long as the KKR Investors have the right to designate the KKR Investor Designee, to vote all of their shares of Common Stock in accordance with the Board’s recommendations on matters submitted to a vote of the Issuer’s shareholders (including with respect to the election of directors).

As of the closing of the Second Step Transaction, the lock-up restriction under the Shareholders Agreement with respect to the shares received by the KKR Investors in the First Step Transaction (the “First Step Lock-up”) expired and the KKR Investors may transfer those shares (subject to the additional restrictions on transfer described below).  Under the Shareholders Agreement, with respect to the shares the KKR Investors receive as part of the Second Step Transaction, the KKR Investors may not transfer those shares (except in the case of certain permitted transfers) until the date that is nine months after the closing of the Second Step Transaction (the “Second Step Lock-up”).

Under the Shareholders Agreement, notwithstanding the expiration of the First Step Lock-up or the Second Step Lock-up (as applicable), the KKR Investors, except in the case of certain permitted transfers, cannot transfer on any given day shares in an amount (in the aggregate across all Investors) greater than certain volume limitations described in the Shareholders Agreement or transfer any shares to the Pessina Investors that would cause the Pessina Investors to exceed certain ownership limits.  Additionally, subject to certain limited exceptions, no transfer may occur that results in the transfer of 5% or more of the total voting power or total economic interest in the outstanding Common Stock to any one person or group or a transfer that results in any one person or group owning 10% or more of the total voting power or total economic interest in the outstanding Common Stock or, in the case of an activist investor, 5% or more of the total voting power or total economic interest in the outstanding Common Stock.  The shares are subject to certain other restrictions set forth in the Shareholders Agreement.

Under the Shareholders Agreement, the KKR Investors may not own more than 10% of the total voting power or total economic interest of the outstanding Common Stock after the closing of the Second Step Transaction, provided that the effect of any share repurchases is not taken into account until KKR purchases additional shares.  For purposes of this 10% threshold, only the KKR Investors’ interest in the shares held directly by Gibco will count towards such threshold.

The Shareholders Agreement also contains certain standstill restrictions that terminate six (6) months after the later of (a) the KKR Investor Designee ceases to serve as a director on the Board (and the KKR Investors no longer have a right to designate a designee) or (b) the occurrence of a termination event.

In addition, the Walgreens Shareholders Agreement provides the Investors, including the KKR Investors, with demand, “piggyback” and shelf registration rights with respect to the Investors’ shares of Common Stock.  These rights are currently exercisable with respect to the shares received by the KKR Investors in connection with the First Step Transaction.  These rights will become exercisable with respect to the shares received by the KKR Investors in connection with the Second Step Transaction after the expiration of the Second Step Lock-up.

The Shareholders Agreement terminates upon the date that the Pessina Investors and the KKR Investors, in the aggregate, beneficially own less than 2% of the total voting power of the outstanding Common Stock, as long as all of the shares beneficially owned by the Pessina Investors and the KKR Investors at that time can be sold without registration under the Securities Act of 1933, as amended.

The information set forth in Item 3 of this Statement, including the description of the Transaction Documents, is incorporated herein by reference

The foregoing descriptions are qualified in their entirety by reference to the Purchase and Option Agreement, the Shareholder Agreement, the Amendment Agreement, Amendment Agreement No. 2, and the Successor Notice, each of which is incorporated by reference as Exhibits C, D, E, F and G hereto, respectively, and incorporated herein by reference.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of December 31, 2014, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C

Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 19, 2012 (file number 001-00604)).

Exhibit D

Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on August 6, 2012 (file number 001-00604)).

Exhibit E

Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on August 6, 2014 (file number 001-00604)).

Exhibit F

Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P.

Exhibit G

Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2014

KKR SPRINT (2006) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPEAN FUND II, LIMITED PARTNERSHIP

By:	KKR Associates Europe II, Limited Partnership, its general partner
By:	KKR Europe II Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES EUROPE II, LIMITED PARTNERSHIP

By:	KKR Europe II Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPE II LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (KPE) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI ASSOCIATES, L.P.

By:	KKR PEI GP Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPEAN CO-INVEST FUND I L.P.

By:	KKR MIF Carry Holdings L.P., its general partner
By:	KKR MIF Carry Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR MIF CARRY HOLDINGS L.P.

By:	KKR MIF Carry Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR MIF CARRY LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR INDEX FUND INVESTMENTS L.P.

By:	KKR IFI GP L.P., its general partner
By:	KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR REFERENCE FUND INVESTMENTS L.P.

By:	KKR IFI GP L.P., its general partner
By:	KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR IFI GP L.P.

By:
KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR IFI LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR ASSOCIATES RESERVE LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Henry R. Kravis, Manager

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of December 31, 2014, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C

Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 19, 2012 (file number 001-00604)).

Exhibit D

Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on August 6, 2012 (file number 001-00604)).

Exhibit E

Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on August 6, 2014 (file number 001-00604)).

Exhibit F

Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P.

Exhibit G

Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share of Walgreens Boots Alliance, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 31, 2014

KKR SPRINT (2006) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPEAN FUND II, LIMITED PARTNERSHIP

By:	KKR Associates Europe II, Limited Partnership, its general partner
By:	KKR Europe II Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES EUROPE II, LIMITED PARTNERSHIP

By:	KKR Europe II Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPE II LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (KPE) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI ASSOCIATES, L.P.

By:	KKR PEI GP Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPEAN CO-INVEST FUND I L.P.

By:	KKR MIF Carry Holdings L.P., its general partner
By:	KKR MIF Carry Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR MIF CARRY HOLDINGS L.P.

By:	KKR MIF Carry Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR MIF CARRY LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR INDEX FUND INVESTMENTS L.P.

By:	KKR IFI GP L.P., its general partner
By:	KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR REFERENCE FUND INVESTMENTS L.P.

By:	KKR IFI GP L.P., its general partner
By:	KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR IFI GP L.P.

By:
KKR IFI Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR IFI LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner
By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR ASSOCIATES RESERVE LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Henry R. Kravis, Manager

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014

ANNEX A

KKR SPRINT (2006) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates

Citizenship: United States

KKR 2006 LIMITED

DIRECTORS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Scott C. Nuttall

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Alexander Navab, Jr.

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Michael W. Michelson

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Johannes P. Huth

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: Federal Republic of Germany

Joseph Y. Bae

Business address: Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Marc S. Lipschultz

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Michael M. Calbert

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR SPRINT (EUROPEAN II) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR EUROPE II LIMITED

DIRECTORS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Suzanne Donohoe

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR SPRINT (KPE) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR PEI GP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR MIF CARRY LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Scott C. Nuttall

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Craig J. Farr

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Craig J. Farr

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: Canada

KKR IFI LIMITED

DIRECTORS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR FUND HOLDINGS GP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR GROUP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR MANAGEMENT LLC

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Exhibit F

EXECUTION VERSION

AMENDMENT NO. 2 TO PURCHASE AND OPTION AGREEMENT AND WALGREEN CO. SHAREHOLDERS AGREEMENT

This AMENDMENT NO. 2, dated as of December 31, 2014 (this “Amendment”), to (i) the Purchase and Option Agreement, dated as of June 18, 2012, as amended by Amendment No. 1, dated as of on August 5, 2014 (the “Purchase Agreement”), is made by and among Walgreen Co., an Illinois corporation (“Buyer”), Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Untermattweg 8, 3027, Bern, Switzerland and registered in the Register of Commerce and Companies of the Canton of Bern under No. CH-170.4.007-953-1 (the “Company”), AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (the “Seller”), and Ontario Holdings WBA Limited, a company incorporated under the laws of England and Wales, having its registered office at 21 St Thomas Street, Bristol BS1 6JS, United Kingdom and registered under No. 09341210 (“Ontario Holdings”), and (ii) the Walgreen Co. Shareholders Agreement, dated as of August 2, 2012, as amended by Amendment No. 1, dated as of August 5, 2014 (the “Buyer Shareholders Agreement”), is made by and among (x) the Buyer, (y) KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands, and Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (collectively, the “KKR Signatories”), and (z) Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and Stefano Pessina (collectively, the “SP Signatories”).

WITNESSETH:

WHEREAS, Buyer, the Company and Seller (the “Purchase Agreement Parties”) have entered into the Purchase Agreement;

WHEREAS, pursuant to an Assignment, dated as of August 2, 2012, Buyer conveyed, assigned and transferred to Walgreen Scotland Investments LP (“Walgreen Scotland”), and Walgreen Scotland accepted and assumed, Buyer’s rights to the Call Option, including the right to exercise the Call Option, and on August 5, 2014, Walgreen Scotland exercised the Call Option;

WHEREAS, (1) Walgreen Scotland assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Walgreen International Investments LLC in the dissolution of Walgreen Scotland on November 27, 2014; (2) Walgreen International Investments LLC assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Walgreen International S.à r.l. (“WIS”) by an Assignment dated as of December 3, 2014; and (3) WIS assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Ontario Holdings by an Assignment dated as of the date hereof;

WHEREAS, Buyer, the KKR Signatories and the SP Signatories (the “Shareholders Agreement Parties”, and together with the Purchase Agreement Parties, the “Parties”) have entered into the Buyer Shareholders Agreement;

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 11.01(b) of the Purchase Agreement, the Purchase Agreement Parties and Ontario Holdings desire to amend certain terms of the Purchase Agreement by entering into, and as set forth in, this Amendment; and

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 7.4 of the Buyer Shareholders Agreement, the Shareholders Agreement Parties desire to amend certain terms of the Buyer Shareholders Agreement by entering into, and as set forth in, this Amendment.

NOW THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, (i) the Purchase Agreement Parties and Ontario Holdings hereby agree as set forth in Sections 1, 2, 3 and 5 below and (ii) the Shareholders Agreement Parties hereby agree as set forth in Sections 1, 2, 4 and 5 below:

1.                                      Modification; Full Force and Effect.  Except as expressly modified and superseded by this Amendment, the terms and provisions of the Purchase Agreement and the Buyer Shareholders Agreement are and shall continue to be in full force and effect.

2.                                      Definitions.  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Purchase Agreement unless otherwise indicated.

3.                                      Purchase Agreement Amendment.

(a)                                 Effectively as of immediately prior to the Second Step Closing, the first sentence of Section 7.16(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“In furtherance of the foregoing, as soon as practicable after the Second Step Closing (but in no event later than twenty (20) Business Days thereafter), the Seller shall communicate to each Shareholder Distributee the written plan of delivery with respect to the delivery of the Second Step Purchase Price to the Shareholder Distributees (including any election mechanism) (the “Plan of Delivery”).

(b)                                 For the avoidance of doubt, the amendment in Section 3(a) above shall not have any effect on any indemnification obligations of the Seller under the Purchase Agreement, including under Section 10.01(a)(i)(4) thereof.

4.                                      Buyer Shareholders Agreement Amendment.  Effective as of immediately prior to the Second Step Closing, Section 2.1(d)(iii) of the Buyer Shareholders Agreement is hereby amended and restated in its entirety to read as follows:

“(iii) (A) with respect to any KKR Investor, any SP Investor and, if (but only if) any Other Gibco Investor is Transferring any Voting Securities in a coordinated transaction or series of transactions together with any KKR Investor or any SP Investor, such Other Gibco Investor (but only with respect to such Transfer), except in a Permitted Transfer, on any given day in an amount (in aggregate across all such Investors) greater than 10% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Aggregate Volume Limitation”); provided, that the Aggregate Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; provided, further, that from and after the date that is six (6) months after the end of the Second Step Restricted Period with respect to all such Investors, the Aggregate Volume Limitation shall increase to 15% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer, or (B) with respect to any Other Gibco Investor (unless clause (A) applies to such Other Gibco Investor with respect to such Transfer), except in a Permitted Transfer, on any given day in an amount greater than 0.5% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Individual Volume Limitation”); provided, that the Individual Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; provided, further, that the Individual Volume Limitation shall not apply with respect to any Other Gibco Investor that (together with its Affiliates that are parties to this Agreement) beneficially owns (as defined under Rule 13d-3 of the Exchange Act) less than two million (2,000,000) shares of Company Common Stock; or”

5.                                      Miscellaneous.  The provisions of Article XI of the Purchase Agreement shall apply mutatis mutandis to this Amendment (other than Section 4 hereof, to which the provisions of Article VII of the Buyer Shareholders Agreement shall apply mutatis mutandis).

[signature page follows]

IN WITNESS WHEREOF, the Parties have each caused this Amendment to be signed as of the date first written above.

ALLIANCE BOOTS GMBH

By:	/s/ Marco Pagni
	Name:	Marco Pagni
	Title:	Director

By:	/s/ Frank Standish
	Name:	Frank Standish
	Title:	Director

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Marco Pagni
	Name:	Marco Pagni
	Title:	Director

By:	/s/ Wolfgang Zettel
	Name:	Dr. Wolfgang Zettel
	Title:	Director

WALGREEN CO.

By:	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary

ONTARIO HOLDINGS WBA LIMITED

By:	/s/ Joseph H. Greenberg
	Name:	Joseph H. Greenberg
	Title:	Director

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	CFO

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
Name:	Stefano Pessina
Title:	Administrateur (director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

Exhibit G

EXECUTION VERSION

Walgreen Co.

108 Wilmot Road
Deerfield, Illinois 60015

December 31, 2014

VIA EMAIL AND FAX

AB Acquisitions Holdings Limited

57/63 Line Wall Road

Gibraltar

Fax: +350 200 71966

Attention: Marco Pagni

Alliance Boots GmbH

Untermattweg 8

3027, Bern

Switzerland

Attention: Marco Pagni, Group Legal Counsel & Chief Administrative Officer

Email: Marco.Pagni@allianceboots.com

Alliance Santé Participations S.A.

14, Avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

Fax: +352 27 99 01 039

Attention: Jean-Paul Goerens

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

United States

Fax: (212) 750-0003

Attention: David J. Sorkin

Ladies and Gentlemen:

This notice (the “Notice”) is hereby delivered to Alliance Boots GmbH (“Alliance Boots”), a private limited liability company incorporated under the laws of Switzerland, AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar (“AB Acquisitions”), KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands, and Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (collectively, the “KKR Signatories”), and Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and Stefano Pessina (collectively, the “SP Signatories”), pursuant to Section 11.06 of the Purchase and Option Agreement, dated as of June 18, 2012, as amended (the “Purchase Agreement”), by and among (i) Alliance Boots, (ii) AB Acquisitions, and (iii) Walgreen Co., an Illinois corporation (“Walgreens”), and Section 7.2 of the Walgreen Co. Shareholders Agreement, dated as of August 2, 2012, as amended (the “WAG Shareholders Agreement”), by and among, among others, (x) Walgreens, (y) the KKR Signatories, and (z) the SP Signatories.  Capitalized terms used, but not otherwise defined, in this Notice have the meanings given to such terms in the Purchase Agreement.

On October 17, 2014, Walgreens entered into an Agreement and Plan of Merger by and among Walgreens, Ontario Merger Sub, Inc. (“Merger Sub”), an Illinois corporation and an indirect wholly owned subsidiary of Walgreens, and Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”), a Delaware corporation and a direct wholly owned subsidiary of Walgreens, pursuant to which, among other things, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Walgreens, with Walgreens surviving as a wholly owned subsidiary of Walgreens Boots Alliance (the “Reorganization”). In the Reorganization, existing shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock on a one-to-one basis. Walgreens Boots Alliance will be a successor registrant to Walgreens under the U.S. Securities Exchange Act of 1934, as amended.

This Notice constitutes notice that Walgreens Boots Alliance will be, and will be deemed to be for all purposes under the Transaction Documents (as defined in the Purchase Agreement), Walgreens’ successor and each such Transaction Document will be binding upon and inure to the benefit of Walgreens Boots Alliance (and its successors and permitted assigns) as successor to Walgreens and all references in the Transaction Documents to Walgreens should be construed as references to Walgreens Boots Alliance such that all rights and obligations of the parties in respect of Walgreens or its securities should be construed as rights and obligations in respect of Walgreens Boots Alliance or its securities (except in any instance in which, based on the context in which Walgreens or its securities is or are referenced, such construction would be plainly incorrect). This Notice shall constitute the required notice under any such Transaction Document to AB Acquisitions, Alliance Boots, the Investors (as defined in the WAG Shareholders Agreement), including the SP Signatories and the KKR Signatories, or any of their respective affiliates required as a result of the Reorganization.

Except as expressly modified and superseded by this Notice, the terms and provisions of the Purchase Agreement and the WAG Shareholders Agreement are and shall continue to be in full force and effect.

Please confirm your agreement to the foregoing by signing the acknowledgement (the “Acknowledgement”) appended to this Notice and returning a copy to us.

Very truly yours,

WALGREEN CO.

By:	/s/ Thomas J. Sabatino, Jr.
Name:	Thomas J. Sabatino, Jr.
Title:	Executive Vice President, Chief Legal
and Administrative Officer and
Secretary

cc:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017-3954

United States

Fax: 455-2502

Attention:                                         Mark D. Pflug, Esq.

Darrois Villey Maillot Brochier

69 avenue Victor Hugo

75116 Paris

France

Fax: +33 1 45 02 49 59

Attention:                                         Me. Alain Maillot

Benjamin Burman, Esq.

Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

Acknowledgement

The undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that AB Acquisitions Holdings Limited accepts Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Director

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

Acknowledgement

The undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that Alliance Boots GmbH accepts Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.

ALLIANCE BOOTS GMBH

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Director

By:	/s/ Wolfgang Zettel
Name:	Dr. Wolfgang Zettel
Title:	Director

[Signature Page to Acknowledgement]

Acknowledgement

Each of the undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that each of the undersigned hereby accepts, on behalf of itself and each Investor (as such term is defined in the WAG Shareholders Agreement), Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.  Each of the KKR Signatories represents and warrants to Walgreens that the KKR Signatories represent the KKR Investors Beneficially Owning a majority of the Total Voting Power Beneficially Owned by all KKR Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.  Each of the SP Signatories represents and warrants to Walgreens that the SP Signatories represent the SP Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all SP Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.  Each of the KKR Signatories and the SP Signatories represents and warrants to Walgreens that the SP Signatories and the KKR Signatories together represent Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

[Signature Page to Acknowledgement]

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	CFO

[Signature Page to Acknowledgement]

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Administrateur (director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Acknowledgement]